UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Registrant’s Name)

No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

Entry Into Electricity Supply Agreements by Indonesian Subsidiary

On June 11, 2026, Agencia Comercial Spirits Ltd (the “Registrant”) announced that its Indonesian subsidiary, PT. AGCC AITECH INDONESIA (“AGCC Indonesia”), entered into additional electricity supply agreements with PT PLN (Persero), the Indonesian state-owned electricity company, for the Registrant’s planned AI computing infrastructure project in Indonesia.

Together with prior arrangements, the agreements establish a dual-feed power supply configuration for the planned data center, with each feed rated at 55,400 kVA, intended to support staged development including an approximately 40MW IT load requirement, subject to various operational and regulatory conditions.

AGCC Indonesia agreed to pay an aggregate connection fee of approximately IDR 69.9 billion, plus customer guarantee deposits and ongoing variable electricity charges under non-fixed-price contracts. The Registrant may incur significant costs before generating customer revenue. The agreements are power procurement arrangements, not customer revenue contracts, and do not guarantee project completion, full utilization of the power configuration, achievement of the 40MW load, customer demand, or any revenue, profitability, or positive cash flow.

Issuance of Press Release

On June 11, 2026, the Registrant issued a press release announcing that its subsidiary, AGCC Indonesia, had entered into the electricity supply agreements described above. A copy of the press release is attached hereto as Exhibit 99.1.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated June 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: June 11, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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